Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 (SEC File Number 333-227820) as filed with the SEC of our audit report dated May 3, 2019, with respect to the consolidated balance sheet of Fearless Films Inc. as of December 31, 2018, and the related consolidated statements of operations and comprehensive income, stockholders’ deficiency, and cash flows for the year then ended. Our report dated May 3, 2019, relating to the aforementioned financial statements, includes an emphasis of matter paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

Fruci & Associates II, PLLC
May 3, 2019